EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth certain information regarding our consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends. Fixed charges represent interest expense, a portion of rent expense representative of interest, trust-preferred securities related expense and amortization of debt issuance costs.

(Dollar amounts in thousands)	Year ended December 31,
	2009	2008	2007	2006	2005
Fixed charges:
Interest expense excluding deposits	$191,496	281,993	346,022	303,689	195,169
Portion of rents representative of an interest factor	19,720	19,093	17,994	17,182	13,871

Fixed charges excluding interest on deposits	211,216	301,086	364,016	320,871	209,040
Interest on deposits	426,298	720,260	977,352	749,708	353,737

Fixed charges including interest on deposits	$637,514	1,021,346	1,341,368	1,070,579	562,777

Fixed charges and preferred stock dividends:
Interest expense excluding deposits	$191,496	281,993	346,022	303,689	195,169
Portion of rents representative of an interest factor	19,720	19,093	17,994	17,182	13,871
Preferred stock dividend requirement	102,969	24,424	21,157	5,927	–

Fixed charges and preferred stock dividends excluding interest on deposits	314,185	325,510	385,173	326,798	209,040
Interest on deposits	426,298	720,260	977,352	749,708	353,737

Fixed charges and preferred stock dividends including interest on deposits	$740,483	1,045,770	1,362,525	1,076,506	562,777

Earnings:
Income from continuing operations before income taxes	$(1,623,020)	(314,698)	737,498	912,924	741,887
Equity in undistributed earnings of unconsolidated subsidiaries	(6,785)	(10,105)	(11,731)	(5,800)	(7,161)
Fixed charges excluding interest on deposits	211,216	301,086	364,016	320,871	209,040

Earnings excluding interest on deposits	(1,418,589)	(23,717)	1,089,783	1,227,995	943,766
Interest on deposits	426,298	720,260	977,352	749,708	353,737

Earnings including interest on deposits	$(992,291)	696,543	2,067,135	1,977,703	1,297,503

Ratio of earnings to fixed charges:
Excluding interest on deposits	(a)	(a)	2.99	3.83	4.51
Including interest on deposits	(a)	(a)	1.54	1.85	2.31

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	(a)	(a)	2.83	3.76	4.51
Including interest on deposits	(a)	(a)	1.52	1.84	2.31

(a)    Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the affected periods is presented below. The amount is the same whether including or excluding interest on deposits:

Coverage deficiency – earnings to fixed charges	$(1,629,805)	(324,803)
Coverage deficiency – earnings to fixed charges and preferred stock dividends	(1,732,774)	(349,227)